Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2015

Quarterly Net Revenues Increased by 17.7% Year-Over-Year

Quarterly Student Enrollments Increased by 35.3% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 70.3% Year-Over-Year

BEIJING, Jan. 19, 2016 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2015, which is the second quarter of New Oriental’s fiscal year 2016.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2015

•	Total net revenues increased by 17.7% year-over-year to US$278.1 million for the second fiscal quarter of 2016.

•	Loss from operations was US$10.4 million, compared to a loss of 11.9 million in the same period of the prior fiscal year

•	Net income attributable to New Oriental increased by 70.3% year-over-year to US$5.9 million.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2016	2Q FY2015	% of change
Net revenues	278,082	236,243	17.7%
Operating loss	(10,399)	(11,917)	(12.7%)
Non-GAAP operating loss(2)(3)	(5,416)	(7,640)	(29.1%)
Net income attributable to New Oriental	5,883	3,455	70.3%
Non-GAAP net income attributable to New Oriental(2)(3)	10,866	7,732	40.5%
Net income per ADS attributable to New Oriental - basic	0.04	0.02	70.1%
Net income per ADS attributable to New Oriental - diluted	0.04	0.02	70.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.07	0.05	40.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.07	0.05	40.6%

(in thousands US$, except per ADS(1) data)	1H FY2016	1H FY2015	% of change
Net revenues	736,571	630,225	16.9%
Operating income	119,447	98,604	21.1%
Non-GAAP operating income(2)(3)	128,179	105,646	21.3%
Net income attributable to New Oriental	134,426	115,815	16.1%
Non-GAAP net income attributable to New Oriental(2)(3)	143,158	122,857	16.5%
Net income per ADS attributable to New Oriental - basic	0.86	0.74	16.4%
Net income per ADS attributable to New Oriental - diluted	0.86	0.73	16.7%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.91	0.78	16.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.91	0.78	17.1%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2015

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 35.3% year-over-year to approximately 841,000 for the second fiscal quarter of 2016.

•	The total number of schools and learning centers was 720 as of November 30, 2015, an increase of 7 compared to 713 as of November 30, 2014, and a decrease of 1 compared to 721 as of August 31, 2015. The total number of schools was 63 as of November 30, 2015.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to see continued momentum in our overall business in the second quarter, with a 17.7% revenue growth, exceeding the high end of our expectation. It is also encouraging to see a strong deferred revenue balance of US$586.5 million at the end of the second quarter, up over 33% year-over-year. The key driver of this was our total student enrollments, which were up by 35% in the quarter. Supported by the proactive roll out of the new POP Kids program and U-Can Visible Progress Teaching system, our K-12 all-subjects after-school tutoring business achieved more than 33% year-over-year gross revenue growth. In particular, our U-Can middle and high school all-subjects after-school tutoring business grew over 35% year-over-year, and the POP Kids program grew approximately 30% year-over-year, continuing to build on the excellent performance since its launch in September 2014.”

Mr. Yu continued, “As we continued to move forward with our “Optimize the Market” strategy, we opened one new school in Weifang, an emerging and populous city in eastern China. On the other hand, we closed a net of two learning centers and expanded some existing ones, adding a total of approximately 14,000 square meters of classroom area. In the approaching winter and spring quarters, we will continue to improve the utilization rate of facilities at our existing schools and learning centers and add some capacity targeting those cities with promising growth potential, so as to meet the seasonally higher market demand for our K-12 business. Furthermore, our investment in O2O Two-way Interactive Education System in our key business lines has started to bear fruits. The new O2O education system for our K-12 after-school tutoring business contributed to our revenue growth by improving customer retention rate and bringing in new customers. With these encouraging results, we will continue to invest in building out our O2O education system for overseas and domestic test preparation businesses for the rest of the year. Also, our pure online education platform, Koolearn.com, recorded revenue growth of over 19% year-over-year in the second quarter, with registered users up by over 192% and paid users up by over 215%.

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “While we continued to invest heavily in our O2O integrated education ecosystem, we managed to improve our margin and cost efficiencies during the quarter, as evidenced by the increase in the operating margin. Looking into the second half of 2016, we will maintain our focus on cost control and improving operational efficiency. We will also continue to expand the reach of our advanced products and services across all of our business lines in China. By doing so we will be able to deliver sustainable long-term growth for our shareholders.”

Financial Results for the Second Fiscal Quarter Ended November 30, 2015

Net Revenues

For the second fiscal quarter of 2016, New Oriental reported net revenues of US$278.1 million, representing a 17.7% increase year-over-year. Net revenues from educational programs and services for the second fiscal quarter were US$251.5 million, representing an 18.7% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the second fiscal quarter of 2016 increased by 35.3% year-over-year to approximately 841,000.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$288.5 million, representing a 16.2% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$283.5 million, representing a 16.2% increase year-over-year.

•	Cost of revenues increased by 17.3% year-over-year to US$134.2 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 0.3% year-over-year to US$44.1 million.

•	General and administrative expenses for the quarter increased by 22.7% year-over-year to US$110.1 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$105.1 million, representing a 23.0% increase year-over-year, primarily due to increases in R&D expenses and human resources expenses related to the development of our online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 16.5% to US$5.0 million in the second fiscal quarter of 2016.

Loss from Operation and Operating Margin

Loss from operations was US$10.4 million, compared to a loss of US$11.9 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the quarter was US$5.4 million, compared to non-GAAP loss from operations of US$7.6 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 3.7%, compared to negative 5.0% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was negative 1.9%, compared to negative 3.2% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$5.9 million, representing a 70.3% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.04 and US$0.04, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$10.9 million, representing a 40.5% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.07 and US$0.07, respectively.

Cash Flow

Net operating cash flow for the second fiscal quarter of 2016 was approximately US$70.1 million. Capital expenditures for the quarter were US$11.6 million, which were primarily attributable to the opening of 20 new learning centers and renovations at existing learning centers.

Balance Sheet

As of November 30, 2015, New Oriental had cash and cash equivalents of US$524.1 million, as compared to US$525.4 million as of August 31, 2015. In addition, the Company had US$71.4 million in term deposits, US$698.9 million in short-term investment and US$247.6 million in long-term held-to-maturity investments consisting of trusts guaranteed by a bank with the maturity date more than one year from the date of purchase as of November 30, 2015.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2016 was US$586.5 million, an increase of 33.1% as compared to US$440.7 million at the end of the second quarter of fiscal year 2015.

Financial Results for the Six Months Ended November 30, 2015

For the first six months of fiscal year 2016, New Oriental reported net revenues of US$736.6 million, representing a 16.9% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2016 increased by 22.7% to approximately 1,852,300.

Income from operations for the first six months of fiscal year 2016 was US$119.4 million, representing a 21.1% increase year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2016 was US$128.2 million, representing a 21.3% increase year-over-year.

Operating margin for the first six months of fiscal year 2016 was 16.2%, compared to 15.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2016, was 17.4%, compared to 16.8% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2016 was US$134.4 million, representing a 16.1% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2016 amounted to US$0.86 and US$0.86, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2016 was US$143.2 million, representing a 16.5% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2016 amounted to US$0.91 and US$0.91, respectively.

Outlook for Third Quarter of Fiscal Year 2016

New Oriental expects total net revenues in the third quarter of fiscal year 2016 (December 1, 2015 to February 29, 2016) to be in the range of US$328.0 million to US$339.5 million, representing year-over-year growth in the range of 14% to 18%.

If not including the impact from the recent depreciation of Renminbi against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 20% to 24% for the third quarter of fiscal year 2016.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 19, 2016, U.S. Eastern Time (9 PM on January 19, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20- 3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until January 27, 2016:

International:	+61-2-8199-0299
Passcode:	11704343

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2016, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30	As of August 31
	2015	2015
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	524,053	525,449
Restricted cash, current	658	3,977
Term deposits	71,363	68,952
Short term investments	698,859	721,616
Accounts receivable, net	3,646	3,262
Inventory	28,255	25,974
Deferred tax assets, current	14,111	13,515
Prepaid expenses and other current assets	87,999	100,297
Amounts due from related parties, current	1,140	2,404

Total current assets	1,430,084	1,465,446
Property, plant and equipment, net	233,188	231,328
Land use rights, net	4,079	4,115
Amounts due from related parties, non-current	1,954	946
Deferred tax assets, non-current	6,515	6,094
Long term deposit	15,808	15,774
Long term prepaid rent	364	433
Restricted cash, non-current	2,428	2,410
Intangible assets	3,249	3,537
Goodwill	10,861	10,882
Long term investments	390,739	336,318
Other non-current assets	1,878	2,948

Total assets	2,101,147	2,080,231

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$20,279 and US$23,352 as of August 31, 2015 and November 30, 2015, respectively)	23,491	20,336
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$162,590 and US$136,464 as of August 31, 2015 and November 30, 2015, respectively)	149,531	184,674
Dividend payable (including dividend payable of the consolidated VIE without recourse to New Oriental of nil and nil as of August 31, 2015 and November 30, 2015, respectively)	7,582	62,668
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$34,772 and US$28,980 as of August 31, 2015 and November 30, 2015, respectively)	30,040	36,610
Amounts due to related party (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$152 and US$174 as of August 31, 2015 and November 30, 2015, respectively)	174	165
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$509,024 and US$582,021 as of August 31, 2015 and November 30, 2015, respectively)	586,455	511,728

Total current liabilities	797,273	816,181
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,536 and US$1,514 as of August 31, 2015 and November 30, 2015, respectively)	2,214	2,306

Total long-term liabilities	2,214	2,306
Total liabilities	799,487	818,487

Noncontrolling interests	13,371	1,394
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,288,289	1,260,350

Total shareholder’s equity	1,301,660	1,261,744
Total liabilities and shareholder’s equity	2,101,147	2,080,231

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	251,525	211,951
Books and others	26,557	24,292

Total net revenues	278,082	236,243

Operating costs and expenses (note 1):
Cost of revenues	134,235	114,402
Selling and marketing	44,145	44,018
General and administrative	110,101	89,740

Total operating costs and expenses	288,481	248,160

Operating loss	(10,399)	(11,917)

Other income, net	17,820	16,816
Provision for income taxes	(455)	(1,225)
Loss from equity method investment	(1,086)	(219)
Net income	5,880	3,455
Net loss attributable to the noncontrolling interests	3	—

Net income attributable to New Oriental Education & Technology Group Inc.	5,883	3,455

Net income per share attributable to New Oriental - Basic	0.04	0.02
Net income per share attributable to New Oriental - Diluted	0.04	0.02
Net income per ADS attributable to New Oriental - Basic (note 2)	0.04	0.02
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.04	0.02
Other comprehensive income (loss), net of tax	13,005	(1,818)

Comprehensive income	18,885	1,637

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	18,888	1,637

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	4,983	4,277

Total	4,983	4,277

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	110,101	89,740
Share-based compensation expense in general and administrative expenses	4,983	4,277

Non-GAAP general and administrative expenses	105,118	85,463
Total operating costs and expenses	288,481	248,160
Share-based compensation expenses	4,983	4,277

Non-GAAP operating costs and expenses	283,498	243,883
Operating loss	(10,399)	(11,917)
Share-based compensation expenses	4,983	4,277

Non-GAAP operating loss	(5,416)	(7,640)
Operating margin	-3.7%	-5.0%
Non-GAAP operating margin	-1.9%	-3.2%
Net income attributable to New Oriental	5,883	3,455
Share-based compensation expenses	4,983	4,277

Non-GAAP net income	10,866	7,732
Net income per ADS attributable to New Oriental - Basic (note 1)	0.04	0.02
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.04	0.02
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.07	0.05
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.07	0.05
Weighted average shares used in calculating basic net income per ADS (note 1)	156,673,931	156,541,669
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,301,183	157,394,907
Non-GAAP income per share - basic	0.07	0.05
Non-GAAP income per share - diluted	0.07	0.05

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	673,876	573,322
Books and others	62,695	56,903

Total net revenues	736,571	630,225

Operating costs and expenses (note 1):
Cost of revenues	305,886	262,878
Selling and marketing	93,522	93,550
General and administrative	217,716	175,193

Total operating costs and expenses	617,124	531,621

Operating income	119,447	98,604

Other income, net	35,495	32,908
Provision for income taxes	(18,394)	(15,418)
Loss from equity method investment	(2,084)	(279)

Net income	134,464	115,815
Net gain attributable to the noncontrolling interests	(38)	—

Net income attributable to New Oriental Education & Technology Group Inc.	134,426	115,815

Net income per share attributable to New Oriental - Basic	0.86	0.74
Net income per share attributable to New Oriental - Diluted	0.86	0.73
Net income per ADS attributable to New Oriental - Basic (note 2)	0.86	0.74
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.86	0.73
Other comprehensive income (loss), net of tax	(20,925)	24,782

Comprehensive income	113,539	140,597

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	113,501	140,597

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	8,732	7,042

Total	8,732	7,042

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	217,716	175,193
Share-based compensation expense in general and administrative expenses	8,732	7,042

Non-GAAP general and administrative expenses	208,984	168,151
Total operating costs and expenses	617,124	531,621
Share-based compensation expenses	8,732	7,042

Non-GAAP operating costs and expenses	608,392	524,579
Operating income	119,447	98,604
Share-based compensation expenses	8,732	7,042

Non-GAAP operating income	128,179	105,646
Operating margin	16.2%	15.6%
Non-GAAP operating margin	17.4%	16.8%
Net income attributable to New Oriental	134,426	115,815
Share-based compensation expenses	8,732	7,042

Non-GAAP net income	143,158	122,857
Net income per ADS attributable to New Oriental - Basic (note 1)	0.86	0.74
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.86	0.73
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.91	0.78
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.91	0.78
Weighted average shares used in calculating basic net income per ADS (note 1)	156,617,864	157,115,883
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,155,289	157,979,364
Non-GAAP income per share - basic	0.91	0.78
Non-GAAP income per share - diluted	0.91	0.78

Note 1: Each ADS represents one common share.